					Exhibit 12-48
DTE ENERGY COMPANY
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
	Nine Months Ended	Twelve Months Ended December 31
(Millions of Dollars)	September 30, 2011	2010	2009	2008	2007	2006
Earnings:
Pretax earnings	$738	$944	$782	$819	$1,155	$536
Adjustments	(1)	1	4	(3)	(4)	(4)
Fixed Charges	385	567	572	540	562	558
Net earnings	$1,122	$1,512	$1,358	$1,356	$1,713	$1,090

Fixed charges:
Interest expense	$367	$543	$545	$503	$533	$525
Adjustments	18	24	27	37	29	33
Fixed Charges	$385	$567	$572	$540	$562	$558

Ratio of earnings to fixed charges	2.91	2.67	2.37	2.51	3.05	1.95